UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-9247

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., 520 Madison Avenue, New York, New York 10022

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the plan years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 25, 2015

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Mutual funds	$1,140,403,676	$1,149,028,246
Common collective trusts	201,830,278	169,074,655
ESOP stock fund	192,812,195	211,466,531
Total investments, at fair value	1,535,046,149	1,529,569,432
Receivables:
ERISA account	233,558	219,818
Employer contributions	23,949,514	25,861,568
Notes receivable from participants	17,304,620	18,513,810
Total receivables	41,487,692	44,595,196
Total assets	1,576,533,841	1,574,164,628
Liabilities:
Administrative expenses payable	203,389	185,055
Net assets available for benefits	$1,576,330,452	$1,573,979,573

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets available for benefits:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(2,366,739)	$251,592,332
Dividend income	66,320,672	53,168,689
Total investment income	63,953,933	304,761,021
Interest income on notes receivable from participants	739,828	756,731
Contributions:
Participant deferrals	63,240,039	66,788,148
Participant rollovers	6,825,489	4,340,422
Employer	37,027,093	39,748,365
Total contributions	107,092,621	110,876,935
ERISA account	944,713	879,273
Total additions	172,731,095	417,273,960
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	169,505,169	144,757,636
Administrative expenses	875,047	972,520
Total deductions	170,380,216	145,730,156
Net increase in net assets available for benefits	2,350,879	271,543,804
Net assets available for benefits at beginning of year	1,573,979,573	1,302,435,769
Net assets available for benefits at end of year	$1,576,330,452	$1,573,979,573

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b)    Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c)    Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $17,500 for the calendar years ended December 31, 2014 and 2013. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis for the calendar years ended December 31, 2014 and 2013. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2014 was $13,753,212, of which approximately $680,000 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2013 was $14,931,797, of which $1,045,000 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Board of Directors may, in its sole discretion, determine. The discretionary contribution for the plan year ended December 31, 2014 was $23,949,514, which was paid in the form of 795,400 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all eligible participants for such plan year. The discretionary contribution for the plan year ended December 31, 2014 was allocated directly to the ESOP Stock Fund and funded into each eligible participant’s account on June 2, 2015. Subsequent to this allocation, the participants of the Plan have the right to re-direct these investments into the other investment options available under the Plan. The discretionary contribution for the plan year ended December 31, 2013 was $25,861,568, which was paid in the form of 901,414 shares of common stock of the Company.

(d)    Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company and earnings thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service, with respect to contributions made after March 31, 2008. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years ending prior to March 31, 2002	Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years beginning on or after March 31, 2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7

(e)    Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Participant account balances include contributions, earnings, losses and if applicable, expenses, allocated to such account. Participant accounts shall be allocated with proportional earnings, losses, and expenses attributable to the respective investment funds invested in such accounts in a manner which bears the same ratio as such earnings, losses and expenses bear to the value of all such accounts within each respective fund.

(f)    Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2014, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

Fidelity Institutional Money Market Portfolio Class I - invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Fund Institutional - invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund Class K - invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund - Invests at least 80% of its total assets in equity securities, including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks.

Vanguard Institutional Index Fund - employs a passive management strategy and invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Vanguard Inflation Protected Securities Fund Institutional Shares - invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government in order to provide inflation protection and income consistent with investment in inflation-indexed securities.

Artisan Mid Cap Fund Institutional Class - invests primarily in U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Fidelity Low Priced Stock Fund Class K - invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contrafund Class K - invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

BMO Small Cap Stock Fund Class I - invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000® Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services or methods of distribution, or overall business restructuring.

Artisan Mid Cap Value Fund Institutional Shares - invests primarily in U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Thornburg International Value Fund Class R5 - primarily invests in foreign securities or depository receipts of foreign securities.

American Beacon Small Cap Value Fund Institutional Shares - invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $5.0 billion or less at the time of investment.

Vanguard Total Stock Market Index Fund Admiral Shares - employs a passive management strategy and is designed to track the performance of the CRSP US Total Market Index, which consists of all the U.S. common stocks traded regularly on the New York Stock Exchange and the NASDAQ over-the-counter market.

Vanguard Total Bond Market Index Fund Admiral Shares - employs a passive management strategy and is designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests at least 80% of assets in bonds held in the index.

Vanguard Extended Market Index Fund Admiral Shares - employs a passive management strategy and is designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

Vanguard Total International Stock Fund Admiral Shares - employs a passive management strategy and is designed to track the performance of the FTSE Global All Cap ex US Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States.

Common Collective Trust Funds

Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) - reflect asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that are managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the pool’s target retirement year. Each pool is structured to have an allocation of assets consistent with a participant’s expected retirement date. They invest in a diversified portfolio of equity index, fixed income index and / or short term debt products.

Stock

ESOP Stock Fund - invests solely in the common stock of the Company.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g)    Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may also apply to make in-service withdrawals of all or part of his/her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan.

(h)    Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rates on plan loans originated during the plan years ended December 31, 2014 and 2013 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of December 31, 2014 bore interest rates ranging from 4.25% to 10.50%, and the terms ranged from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $38,582 and $39,569 for the plan years ended December 31, 2014 and 2013, respectively.

(i)    Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (see note 1(k)) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company would then be responsible for payment.

(j)    Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $30,653 and $9,778, respectively, and were available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(k)    ERISA Account

The Trustee and the Plan maintain a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses or to be allocated to participants on a pro-rata basis. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a cash account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the Fidelity Institutional Money Market Portfolio.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $144,942 and $215,988 at December 31, 2014 and 2013, respectively. There is also a credit of $233,558 and $219,818 due to the ERISA Account as of December 31, 2014 and 2013, respectively, which has been reflected in the receivables within the Statements of Net Assets Available for Benefits.

(l)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)    Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments, which is used as the practical expedient. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)    Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(d)    Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)    Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2014 and 2013, approximately 12.23% and 13.44% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(f)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(g) Recently Issued Accounting Pronouncement

On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for the Plan’s fiscal year ending December 31, 2015, with early adoption permitted. Management does not believe the adoption of this new accounting standard update will have a significant impact on the Plan’s financial statements.

(3)	Investments

The following individual investments exceeded 5% of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Mutual funds, at fair value:
Fidelity Contrafund Class K	$164,570,919	$161,255,453
Fidelity Institutional Money Market Portfolio	163,339,672	183,014,609
Fidelity Puritan Fund Class K	87,401,470	84,359,850
PIMCO Total Return Fund Institutional	81,819,575	86,895,177
Dodge and Cox Stock Fund	107,312,921	97,354,228
Thornburg International Value Fund Class R5	*	89,004,991
Vanguard Institutional Index Fund	169,337,625	154,260,624
Artisan Mid Cap Fund Institutional Class	*	85,471,993
ESOP Stock Fund, at fair value	192,812,195	211,466,531
*As of December 31, 2014, this fund does not meet the criteria.

During the plan years ended December 31, 2014 and 2013, the Plan’s investments appreciated/(depreciated) in value (including investments bought, sold, and held during the year) as follows:

	December 31, 2014	December 31, 2013
Mutual funds	$5,658,386	$147,757,983
Common collective trusts	11,172,208	28,270,488
ESOP Stock Fund	(19,197,333)	75,563,861
	$(2,366,739)	$251,592,332

Fair Value Measurements:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$192,812,195	$—	$—	$192,812,195
Mutual funds
Large cap	465,600,616	—	—	465,600,616
Mid cap	175,778,840	—	—	175,778,840
Small cap	56,384,028	—	—	56,384,028
Balanced	87,401,470	—	—	87,401,470
Fixed income	104,664,989	—	—	104,664,989
Money market	163,339,672	—	—	163,339,672
International	87,234,061	—	—	87,234,061
Common collective trusts
Balanced	—	201,830,278	—	201,830,278
Total	$1,333,215,871	$201,830,278	$—	$1,535,046,149

	December, 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$211,466,531	$—	$—	$211,466,531
Mutual funds
Large cap	429,952,069	—	—	429,952,069
Mid cap	184,532,150	—	—	184,532,150
Small cap	60,274,645	—	—	60,274,645
Balanced	84,359,850	—	—	84,359,850
Fixed income	105,445,221	—	—	105,445,221
Money market	183,014,609	—	—	183,014,609
International	101,449,702	—	—	101,449,702
Common collective trusts
Balanced	—	169,074,655	—	169,074,655
Total	$1,360,494,777	$169,074,655	$—	$1,529,569,432

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•	Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.

There have been no changes in the valuation methods used at December 31, 2014 and 2013 and there were no transfers between levels for the year ended December 31, 2014. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Certain prior year amounts noted in the Fair Value Measurements have been reclassified to conform with current year presentation.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $706,896 and $838,534 for the plan years ended December 31, 2014 and 2013, respectively, and include participant fees and recordkeeping and administrative costs.

Of the $706,896 paid to FMTC and FIIOC for the plan year ended December 31, 2014, $93,896 was paid from participant accounts and $613,000 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). Of the $838,534 paid to FMTC and FIIOC for the plan year ended December 31, 2013, $118,064 was paid from participant accounts and $720,470 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The IRS has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was restated effective March 31, 2009. In January 2010, an Application for Determination of Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) were submitted to the IRS. On December 4, 2014, the IRS issued a favorable determination letter stating that the Plan remains qualified under the applicable sections of the IRC. The Plan’s December 4, 2014 IRS determination letter expired on January 31, 2015. On January 19, 2015, the Company submitted an Application for Determination of an Employee Benefit Plan for the Plan which was amended and restated effective January 1, 2015. The Company also filed a Voluntary Correction Program application with the IRS in January 2015, on behalf of the Plan, pursuant to the applicable procedures provided in Revenue Procedure 2013-12, to correct certain operational errors. Management and their legal counsel do not believe these errors will impact the Plan's tax qualified status. Although a response has not been received, the Plan Committee and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated January 25, 2011, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established under the Plan will be entitled to exemption from Puerto Rico income taxes. In December 2013, a request for an administrative determination was filed with the Puerto Rico Department of Treasury to confirm that the Plan remains qualified under the applicable sections of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “PRIRC”), pursuant to PRIRC Sections 1081.01(a) and (d). Although a response has not been received, the Plan Committee and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the PRIRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits in progress for any tax periods. As of December 31, 2014, the Plan was not subject to audits or investigations by the Puerto Rico Department of Treasury.

(6)	Non-Exempt Transactions

Certain participant contributions for plan years ended December 31, 2013, December 31, 2012 and December 31, 2011 were not remitted to the Plan within the period specified by the U.S. Department of Labor’s Regulation 29 CFR Section 2510.3-102. These untimely contributions constituted nonexempt transactions between the Plan and the Company. The total late remittances amounted to $1,103,235. The Company made the necessary filings under the U.S. Department of Labor’s Voluntary Fiduciary Correction Program in October 2013. The U.S. Department of Labor issued a "no action letter" in response to this filing on June 17, 2014.

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	American Beacon Small Cap Value Fund Institutional Shares	Mutual Fund, 1,185,180.57 shares	$29,712,477
	Artisan Mid Cap Fund Institutional Class	Mutual Fund, 1,634,529.35 shares	78,310,301
	Artisan Mid Cap Value Fund Institutional Shares	Mutual Fund, 1,791,997.21 shares	44,136,891
	BMO Small Cap Stock Fund Class I	Mutual Fund, 1,417,945.32 shares	26,671,551
	Dodge and Cox Stock Fund	Mutual Fund, 593,085.67 shares	107,312,921
	PIMCO Total Return Fund Institutional	Mutual Fund, 7,675,382.28 shares	81,819,575
	Thornburg International Value Fund Class R5	Mutual Fund, 2,570,984.46 shares	70,419,264
	Vanguard Extended Market Index Fund Admiral Shares	Mutual Fund, 230,991.34 shares	15,386,333
	Vanguard Inflation Protected Securities Fund Institutional Shares	Mutual Fund, 1,071,492.92 shares	11,293,535
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund, 1,062,730.40 shares	11,551,879
	Vanguard Total International Stock Fund Admiral Shares	Mutual Fund, 646,722.95 shares	16,814,797
	Vanguard Total Stock Market Index Fund Admiral Shares	Mutual Fund, 472,464.17 shares	24,379,151
	Vanguard Institutional Index Fund	Mutual Fund, 897,533.39 shares	169,337,625
*	Fidelity Contrafund Class K	Mutual Fund, 1,681,010.41 shares	164,570,919
*	Fidelity Institutional Money Market Portfolio Class I	Mutual Fund, 163,339,672.43 shares	163,339,672
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund, 755,882.76 shares	37,945,315
*	Fidelity Puritan Fund Class K	Mutual Fund, 4,068,969.75 shares	87,401,470
*	Pyramis Index Lifecycle 2000 Commingled Pool	Common Collective Trust, 76,669.88 shares	942,273
*	Pyramis Index Lifecycle 2005 Commingled Pool	Common Collective Trust, 58,803.34 shares	755,035
*	Pyramis Index Lifecycle 2010 Commingled Pool	Common Collective Trust, 165,229.79 shares	2,238,864
*	Pyramis Index Lifecycle 2015 Commingled Pool	Common Collective Trust, 1,045,665.27 shares	14,106,024
*	Pyramis Index Lifecycle 2020 Commingled Pool	Common Collective Trust, 1,560,001.20 shares	20,607,616
*	Pyramis Index Lifecycle 2025 Commingled Pool	Common Collective Trust, 3,112,725.96 shares	42,768,855
*	Pyramis Index Lifecycle 2030 Commingled Pool	Common Collective Trust, 2,551,585.36 shares	33,834,022
*	Pyramis Index Lifecycle 2035 Commingled Pool	Common Collective Trust, 2,542,387.07 shares	34,576,464
*	Pyramis Index Lifecycle 2040 Commingled Pool	Common Collective Trust, 2,205,328.64 shares	29,705,777
*	Pyramis Index Lifecycle 2045 Commingled Pool	Common Collective Trust, 959,807.73 shares	13,014,993
*	Pyramis Index Lifecycle 2050 Commingled Pool	Common Collective Trust, 689,476.63 shares	9,280,355
*	CA, Inc.	Common Stock, 6,319,292.35 shares	192,812,195
	Subtotal		1,535,046,149
*	Various Plan participants	1,642 Loans to participants with interest rates ranging from 4.25% to 10.50% and terms from 1 to 20 years	17,304,620
	Total		$1,552,350,769

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By: /s/ Navneet Govil
Member of the Committee of the
CA Savings Harvest Plan

Date: June 25, 2015

EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm